EXHIBIT 4.27

TRANSLATION FROM HEBREW

State of Israel
Ministry of Industry, Trade, and Employment
Industrial Research and Development Administration
Office of the Chief Scientist
Technological Incubator Administration

Tel Aviv, Jan. 2, 2011

Leah Klapper
BioLine Innovations, Ltd.
POB 45158
91450 Jerusalem

Fax: (02) 5489101

Dear Sir or Madam:

Re: Meeting No. 2010/3, December 30, 2010 (file 35583)

I hereby inform you that the Biotechnology Incubators Committee considered your request and decided as follows:

Background: The BioLine incubator is specific for biotechnology. Its franchise began in January 2005 and ends in December 2010.

Pursuant to the agreement for operation of the incubator, signed by the State and the BioLine Incubator, BioLine is entitled to file a request to extend the term of the agreement for an additional three years.

The BioLine Incubator filed a request to extend the term of the agreement for an additional three years, beginning in January 2011 and running through the end of December 2013.

Decision: To approve the extension of the term of the agreement for two years, beginning in January 2011 and running through the end of December 2012.

The BioLine Incubator will be entitled to submit a request for another extension of the agreement, for an additional year (until the end of December 2013), on condition that the request is submitted not before January 2012 and not after June 2012.

Sincerely,

/s/ Yossi Smolar

Yossi Smolar

Director, Biotechnology Incubators Program

cc: Ora Dar, professional investigator